Exhibit 99.1

Oncolytics Biotech® Inc. Announces Receipt of Orphan Drug Designation from the U.S. FDA for Gastric Cancer

CALGARY, May 6, 2015 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY), a clinical-stage biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics, today announced that the U.S. Food and Drug Administration (FDA) has granted an Orphan Drug Designation (ODD) for its lead product candidate, REOLYSIN®, for the treatment of gastric cancers.

"Oncolytics has assembled a portfolio of six indications where we have been granted Orphan Drug Designation by the FDA," said Dr. Brad Thompson, President and CEO of Oncolytics. "We expect this will provide us with greater flexibility in the future development of REOLYSIN® for these difficult to treat cancers."

The FDA grants Orphan Drug Designation status to products that treat rare diseases, providing incentives to sponsors developing drugs or biologics. The FDA defines rare diseases as those affecting fewer than 200,000 people in the United States at any given time. Orphan Drug Designation provides the sponsor certain benefits and incentives, including a period of marketing exclusivity if regulatory approval is ultimately received for the designated indication, potential tax credits for certain activities, eligibility for orphan drug grants, and the waiver of certain administrative fees. The receipt of Orphan Drug Designation status does not change the regulatory requirements or process for obtaining marketing approval. For more information, please visit:
http://www.fda.gov/forindustry/DevelopingProductsforrareDiseasesConditions/default.htm.

The American Cancer Society estimates that 24,590 Americans will be diagnosed with gastric (stomach) cancer and an estimated 10,720 Americans are expected to die from the disease in 2015. The relative five-year survival rate for all stages combined is approximately 28 percent.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the granting of Orphan Drug Designation for REOLYSIN®, the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom: Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta, T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom: Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 06-MAY-15